

September 20, 2010

Joseph J. Bianco
Chairman and Chief Executive Officer
Florham Consulting Corp.
845 Third Avenue
6th Floor
New York, NY 10022

      **Re:    Florham Consulting Corp.**
              **Preliminary Information Statement on Schedule 14C**
              **File No. 000-52634**

Dear Mr. Bianco:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Tom Kluck
                    Legal Branch Chief

cc:   Eric Pinero, Esq. (*via facsimile*)